Exhibit 16.1

January 24, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Alteryx, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Alteryx, Inc. dated January 24, 2019. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

Attachment

Item 4.01	Changes in Registrant’s Certifying Accountant

(a)	Dismissal of Previous Independent Registered Public Accounting Firm

PwC has purchased the Company’s products and services from time to time in the ordinary course of business in arms-length transactions. The Company’s sales to PwC have been immaterial to date, including in 2018.

In accordance with the standards of the Public Company Accounting Oversight Board, at a meeting of the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) on May 7, 2018, PwC provided the Audit Committee with a letter confirming that PwC was independent and could serve as the Company’s independent registered public accounting firm for 2018. PwC also communicated during its routine quarterly communications with the Audit Committee throughout 2018 that no independence matters had been identified subsequent to the date of the independence letter.

On January 17, 2019, following an internal review by PwC, PwC notified the Company that PwC had increased its use of, and communications and services related to, the Company’s software platform with its clients and prospective clients in 2018 and that this creates the possible appearance of a business relationship contrary to auditor independence standards. Based on its current assessment, PwC communicated to the Company that this concern did not extend to 2017 or any prior year.

As a result of the foregoing, the Company and PwC mutually agreed that it was appropriate for the Company to consider retaining a new independent registered public accounting firm and, accordingly, the Company dismissed PwC as the Company’s independent registered public accounting firm, effective January 24, 2019. The decision to dismiss PwC as the Company’s independent registered public accounting firm is not for any reason related to the Company’s financial reporting or accounting operations or policies. The decision to change independent registered public accounting firms was approved by the Audit Committee.

PwC’s reports on the Company’s financial statements for the years ended December 31, 2017 and 2016 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2017 and 2016 and the subsequent interim period through January 24, 2019, there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”) and the related instructions thereto, with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Also during this same period, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto, except for the material weakness in the Company’s internal control over financial reporting related to the evaluation of the accounting impact of certain contractual terms in certain arrangements with licensed data providers. The Company concluded this material weakness was remediated as of March 31, 2018 as disclosed in the Company’s Form 10-Q for the period then ended.

The Company has provided PwC with the disclosures under this Item 4.01(a), and has requested PwC to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company in this Item 4.01(a) and, if not, stating the respects in which it does not agree. PwC’s letter is filed as Exhibit 16.1 to this Current Report on Form 8-K.

(b)	Appointment of New Independent Registered Public Accounting Firm

On January 24, 2019, the Audit Committee approved the appointment of Deloitte as the Company’s new independent registered public accounting firm, effective immediately. During the Company’s two most recent fiscal years ended December 31, 2017 and 2016, and the subsequent interim period through January 24, 2019, neither the Company nor anyone acting on its behalf consulted with Deloitte regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K.